SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Further to our Market Announcement of 07/20/2010 we hereby inform our Shareholders and the market in general that on August 26, 2010, the Special Purpose Company, named Norte Energia S.A., of which Eletrobras is a shareholder, signed the Concession Contract of Use of Public Property for electric energy generation aimed to regulate the development of the hydroelectric potential of the Xingu River, called Belo Monte Hydroelectric Plant, and the transmission facilities of restricted interest to the power plant, for a 35 year period.

The Stakes in Norte Energia S.A. are:

Centrais Elétricas Brasileiras S.A - Eletrobras	15%
Companhia Hidro Elétrica do São Francisco - Chesf	15%
Centrais Elétricas do Norte do Brasil S.A - Eletronorte	19.98%
Fundação Petrobras de Seguridade Social	10%
Bolzano Participações S.A., controlada da Neoenergia S.A.	10%
Fundação dos Economiários Federais	2.5%
Caixa Fundo de Investimento em Participações Cevix	5%
J. Malucelli Energia S.A.	0.25%
Gaia Energia e Participações S.A.	9%
Siderúrgica Norte Brasil S.A.	1%
Construtora Queiroz Galvão S.A.	2.51%
Construtora OAS Ltda	2.51%
Contern Construções e Comércio Ltda	1.25%
Cetenco Engenharia S.A.	1.25%
Galvão Engenharia S.A.	1.25%
J. Malucelli Construtora de Obras S.A.	1%
Mendes Júnior Trading e Engenharia S.A.	1.25%
Serveng-Civilsan S.A. Empresas Associadas de Engenharia	1.25%

Rio de Janeiro, August 27, 2010.

Armando Casado de Araujo

            CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.